UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 001-13815
                                                         CUSIP Number: 86787D208

         (Check One):
         |_|Form 10-K  |_|Form 20-F  |_|Form 11-K |X|Form 10-Q  |_| Form 10-D
|_|Form N-SAR  |_|Form N-CSR

         For Period Ended: December 31, 2006

         | | Transition Report on Form 10-K
         | | Transition Report on Form 20-F
         | | Transition Report on Form 11-K
         | | Transition Report on Form 10-Q
         | | Transition Report on Form N-SAR For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Sunterra Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (street and number):
                                                       3865 West Cheyenne Avenue

City, State and Zip code:  North Las Vegas, Nevada 89032


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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_|       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.


Sunterra Corporation (the "Company") cannot file its quarterly report for the fiscal quarter ended December 31, 2006 on Form 10-Q within the time period prescribed for such report because (as further discussed in the Company's press releases included as exhibit 99.1 to a Form 8-K filed on May 3, 2006, exhibit
99.1 to a Form 8-K filed on July 31, 2006, and exhibit 99.1 to a Form 8-K filed on December 11, 2006, each with the Securities and Exchange Commission ("SEC")):


     o the Company has determined that it needs to restate its historical financial statements for certain periods as a result of certain issues with respect to European taxes and historical accruals which were determined by management after its review of the factual findings of the independent investigation of the Audit and Compliance Committee of its Board of Directors into certain allegations by a former employee o regarding, among other things, accounting improprieties at its European subsidiary ("Sunterra Europe"). The Company has previously concluded that its previously issued financial statements covering certain periods (as well as any related financial information or related auditor's reports) should no longer be relied upon; and

     o the Company engaged BDO Seidman, LLP ("BDO") on December 8, 2006 to serve as its independent registered public accounting firm and, specifically, to re-audit the Company's historical financial statements for certain prior periods, to audit the financial statements for the fiscal year ended September 30, 2006 and to perform the required review of the annual report for such fiscal year and quarterly reports. BDO has commenced, but has not yet completed, the re-audit or audit.


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The Company continues to develop and refine a timetable, in consultation with
BDO, with respect to completing the re-audit and audit, but at this time, the Company cannot provide an estimate regarding the timing of such completion. As described in a Form 8-K filed on February 1, 2007, the Company entered into a waiver and amendment to its credit facility with Merrill Lynch Mortgage Capital Inc., as administrative agent and collateral agent for the lenders under the facility, pursuant to which, among other things, the Company is permitted to postpone until July 31, 2007 the delivery of audited financial statements for the fiscal year ended September 30, 2006. If the Company cannot complete the audit and provide audited financials by such date, which is the expiration date for the credit facility, the Company would intend to request an additional waiver in connection with an extension or renewal of the credit facility. The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, as soon as practicable, after the resolution of the foregoing matters.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         Robert A. Krawczyk, SVP & CFO                 (702)          804-8600
         ---------------------------------------------------------------------
         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). | | Yes |X| No

         The Company has been unable to file its quarterly reports for the fiscal quarters ended March 31, 2006 and June 30, 2006 on Form 10-Q and its annual report for the fiscal year ended September 30, 2006 on Form 10-K within the time period prescribed for each such report for the same reasons as noted above (which are further discussed in the Company's Forms 12b-25 filed on May 11, 2006, August 10, 2006 and December 15, 2006, respectively).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company is currently evaluating the potential impact of the items noted above on the Company's financial statements for the periods contemplated by the restatements as well as for the fiscal year ended September 30, 2006, which could be material for all said periods. Moreover, BDO has commenced, but not yet completed, a re-audit of its historical financial statements for certain


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prior periods, an audit of its financial statements for the fiscal year ended
September 30, 2006. The Company is therefore currently unable to provide a reasonable estimate of the results.

Statements contained in this Form 12b-25 that disclose the Company's or management's intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, future results, performance and achievements may be affected by our ability to successfully implement our strategic, operational and marketing plan including the cost reduction plan of our European operation, the actual amount of the pretax restructuring charge, the actual amount of the cash expenditures associated with the restructuring plan, general economic conditions, including a global economic downturn, the impact of war and terrorist activity, business and financing conditions, foreign exchange fluctuations, governmental and regulatory actions, the cyclicality of the vacation ownership industry, relationships with key employees, domestic and international political and geopolitical conditions, competition, downturns in leisure travel patterns, risk associated with the level and structure of our indebtedness, risk associated with potential acquisitions and dispositions and other circumstances and uncertainties. In addition, potential risks and uncertainties include, among other things: (1) the results of the Audit and Compliance Committee investigation; (2) expectations as to the timing of the completion of such investigation by the Committee and its independent counsel and any remedial actions recommended by the Committee, the Company's review, restatement and filing of its previously issued financial statements and its assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting, the review and filing of the Company's Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006 and its Form 10-K for the fiscal year ended September 30, 2006, and the issuance of interim financial results for the Company; (3) expectations as to the timing of the completion of a re-audit by the new independent registered public accounting firm; (4) the effects of the delisting of the Company's common stock from The Nasdaq National Market and removal of the Company's warrants from the OTC Bulletin Board and the quotation of the Company's common stock and warrants in the "Pink Sheets," including any adverse effects relating to the trading of the stock or warrants due to, among other things, the absence of market makers; (5) the effects of any required restatement adjustments to previously issued financial statements and material weaknesses in internal control over financial reporting; (6) the effects of any filed or future class action and derivative or other lawsuits or governmental investigations alleging among other things, violations of federal securities laws, by the Company or any of its directors or executive officers; (7) the outcome of any legal or administrative proceedings, including the institution of administrative, civil injunctive or criminal proceedings involving the Company as well as current or former employees of the Company, and the imposition of fines and other penalties, remedies or sanctions arising out of such proceedings (including any domestic or foreign investigations or inquiries); (8) potential costs resulting from indemnity obligations of the Company to its officers and directors names in any lawsuits or governmental investigations; (9) the possibility that any default under the Company's financing arrangements, including our Senior Finance Facility, could cause acceleration of repayment of the entire principal amounts and accrued interest on such arrangements; (10) the effects of new accounting pronouncements; (11) the effects personnel changes may have on the Company's


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business; (12) the undertaking of any transaction or transactions resulting from its Board of Directors' decision to sell Sunterra Europe and its consideration of strategic alternatives with respect to Sunterra, and there can be no assurance that any transaction or transactions will occur or, if undertaken, the terms or timing of such a transaction or transactions; (13) the potential reclassification by any taxing authority of the Company's independent sales agents as employees, rather than as independent contractors, and the potential decision of such taxing authorities to hold the Company liable for back payroll taxes, which could have a material adverse effect on the Company; and (14) additional risks and uncertainties and important factors described in the Company's other press releases and in the Company's filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

                              Sunterra Corporation
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2007
                                          SUNTERRA CORPORATION


                                      By:      /s/ Robert A. Krawczyk
                                             ----------------------------------
                                      Name:  Robert A. Krawczyk
                                      Title: Senior Vice President and Chief
                                             Financial Officer






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